Exhibit 4(a)(iv)

1 Windsor Dials Arthur Road Windsor Berkshire SL4 1RS United Kingdom www.ihgplc.com

To:	MUFG Bank, Ltd.

as Facility Agent under the Facility Agreement

(as defined below) and on behalf of the

Finance Parties under the Facility Agreement

10 August 2023

Dear Sir/Madam,

InterContinental Hotels Group PLC – Amendment Request

1.	INTRODUCTION

1.1 We refer to the $1,350,000,000 Facility Agreement dated 28 April 2022 (as amended from time to time, the Facility Agreement), made between, among others, InterContinental Hotels Group PLC (the Company), Six Continents Limited and InterContinental Hotels Limited as original borrowers and, together with the Company, original guarantors, Bank of America Europe Designated Activity Company, Bank of China Limited, London Branch, Barclays Bank PLC, BNP Paribas, London Branch, Commerzbank Aktiengesellschaft, London Branch, DBS Bank Ltd., London Branch, Mizuho Bank, Ltd., MUFG Bank, Ltd., Standard Chartered Bank, Truist Bank, Unicredit Bank AG, U.S. Bank National Association and Wells Fargo Bank, N.A., London Branch as original lenders and MUFG Bank, Ltd. as facility agent.

1.2 Terms defined in the Facility Agreement have the same meanings in this letter, unless the context otherwise requires. The provisions of Clause 1.2 (Construction) of the Facility Agreement apply to this letter as though they were set out in full in this letter except that references to the Agreement are to be construed as references to this letter.

1.3 We are writing to you as the Company and as Obligors’ agent on behalf of the other Obligors to apply for the consent of the Facility Agent (acting on the instructions of the Majority Lenders) to the following request.

2.	BACKGROUND

2.1 The International Accounting Standards Board published IFRS 16 (Leases) in January 2016 with an effective date of 1 January 2019. IFRS 16 requires lessees to recognise nearly all leases on the balance sheet, reflecting their right to use an asset for a period of time and the associated liability for payments.

2.2 As disclosed in the audited consolidated financial statements of the Company for the financial year ended 31 December 2019 (the 2019 Financial Statements), the implementation of IFRS 16 resulted in $670,000,000 of leases being recognised on the balance sheet at 31 December 2018. This included $235,000,000 which had previously been recognised as finance leases (related to the InterContinental Boston) plus $435,000,000 which had previously not been recognised (previously classed as operating leases). The lease liability balance at 30 June 2023 has decreased to $428,000,000 as set out below:

InterContinental Hotels Group PLC. Registered in England and Wales No. 5134420. Registered Office: 1 Windsor Dials, Arthur Road, Windsor, Berkshire SL4 1RS.

	December 2018	December 2019	December 2021	December 2022	June 2023
InterContinental Boston (previous finance lease)	$235,000,000	$241,000,000	$253,000,000	$257,000,000	$258,000,000
Other leases (previously operating leases	$435,000,000	$419,000,000	$166,000,000	$170,000,000	$170,000,000

Total	$670,000,000	$660,000,000	$419,000,000	$427,000,000	$428,000,000

2.3 When the Facility Agreement was negotiated, the financial covenant levels were assessed in light of the implementation of IFRS 16 since historic covenant levels were set. The ratio of Net Borrowings to EBITDA, for example, was increased from 3.50:1 to 4.00:1 (Clause 21.1 (Financial Condition) of the Facility Agreement). However, the baskets included in Clause 22.5 (Subsidiary Indebtedness) of the Facility Agreement, permitting the incurrence of Financial Indebtedness in certain circumstances, were not re-considered in light of the implementation of IFRS 16 and remained at $400,000,000, failing to take into account the increase in Financial Indebtedness resulting from the implementation of IFRS 16 which resulted in the recognition of existing operating leases on the balance sheet.

2.4 As a result of this technical oversight, the Company has just become aware that it has not been in compliance with Clause 22.5 (Subsidiary Indebtedness) of the Facility Agreement since the date of the Facility Agreement. This is a direct result of the implementation of IFRS 16, rather than a result of the incurrence of additional Financial Indebtedness. To resolve this and ensure the implementation of IFRS 16 is accurately reflected in historic negotiated thresholds, the Company is requesting that the basket included in Clause 22.5(a)(i) (Subsidiary Indebtedness) of the Facility Agreement is increased by $170,000,000 (an equivalent amount to the increase in liabilities directly resulting from the implementation of IFRS 16), from $400,000,000 to $570,000,000.

3.	AMENDMENT REQUEST

3.1 Accordingly, in accordance with Clause 35 (Amendments and Waivers) of the Facility Agreement, we request that you seek the consent of the Majority Lenders to the amendment of Clause 22.5(a)(i) (Subsidiary Indebtedness) of the Facility Agreement so that the reference to “$400,000,000” is replaced with “$570,000,000” (the Amendment Request).

3.2 We request that the Majority Lenders consent to the Amendment Request set out in paragraph 3.1 as soon as possible, and in any event by no later than 5.00pm on 24 August 2023.

4.	CONSENT

By your countersignature of this letter in the appropriate place, you confirm that the Amendment Request has been approved by the Majority Lenders and that the Amendment Request is immediately effective (the Effective Date).

5.	OBLIGOR CONFIRMATIONS

5.1 On the Effective Date, the Company (on behalf of itself and as Obligors’ agent on behalf of each other Obligor):

InterContinental Hotels Group PLC. Registered in England and Wales No. 5134420. Registered Office: 1 Windsor Dials, Arthur Road, Windsor, Berkshire SL4 1RS.

(a)	confirms its acceptance of the Facility Agreement, as amended by the relevant parts of this letter;

(b)	agrees that it is bound as an Obligor by the terms of the Facility Agreement, as amended by this letter at the appropriate time; and

(c)	if a Guarantor, confirms that its guarantee and indemnity obligations under the Facility Agreement, as amended by this letter:

(i)	continues in full force and effect on the terms of the Facility Agreement (as amended by this letter); and

(ii)

extends to the obligations of the Obligors under the Finance Documents (including the Facility Agreement (as amended by this letter) and notwithstanding the imposition of any amended, additional or more onerous obligations).

6.	MISCELLANEOUS

6.1	Save as expressly set out in this letter:

(a)	the Finance Documents remain in full force and effect; and

(b)

nothing in this letter shall constitute or be construed as a waiver or compromise of any other term or condition of the Finance Documents or any of the Finance Parties rights in relation to them which for the avoidance of doubt shall continue to apply in full force and effect.

6.2 With effect from the Effective Date this letter shall be (i) designated a Finance Document and (ii) read and construed as one document with the Facility Agreement.

6.3 This letter may be executed in any number of counterparts and all those counterparts taken together shall be deemed to constitute one and the same letter. Delivery of a counterpart of this letter by e-mail attachment or telecopy shall be an effective mode of delivery.

6.4 This letter and any non-contractual obligations arising out of or in relation to this letter are governed by English law.

6.5 The provisions of Clauses 31 (Notices), 33 (Partial invalidity), 34 (Remedies and Waivers), 41 (Governing law) and 42 (Enforcement) of the Facility Agreement apply to this letter as though they were set out in full in this letter except that references to the Agreement are to be construed as references to this letter.

InterContinental Hotels Group PLC. Registered in England and Wales No. 5134420. Registered Office: 1 Windsor Dials, Arthur Road, Windsor, Berkshire SL4 1RS.

Please sign and return to us a counterpart of this letter in order to indicate your agreement to its terms.

Yours faithfully

/s/ Michael Glover

Michael Glover

for and on behalf of

InterContinental Hotels Group PLC

as the Company and as Obligors’ agent on behalf of each other Obligor

(pursuant to Clause 2.4 (Obligors’ agent) of the Facility Agreement)

InterContinental Hotels Group PLC. Registered in England and Wales No. 5134420. Registered Office: 1 Windsor Dials, Arthur Road, Windsor, Berkshire SL4 1RS.

We acknowledge and agree to the Amendment Request as set out in this letter

/s/ Nicola Florido

for and on behalf of

MUFG Bank, Ltd.

as Facility Agent and on behalf of the

Finance Parties (each as defined in the Facility Agreement)

(acting on the instructions of the Majority Lenders

pursuant to Clause 35 (Amendments and Waivers) of the Facility Agreement)

InterContinental Hotels Group PLC. Registered in England and Wales No. 5134420. Registered Office: 1 Windsor Dials, Arthur Road, Windsor, Berkshire SL4 1RS.